UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

2Q25 Earnings and Medium-Term Strategic Objectives July 31, 2025

2Q25 EARNINGS Disclaimer This document is only provided for information purposes and is not intended to provide ﬁnancial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any ﬁnancial product. Any decision to purchase or invest in securities or contract any ﬁnancial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each speciﬁc matter.The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof, including those relating to future targets of both a ﬁnancial and non-ﬁnancial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identiﬁed by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding outlook, future growth rates, goals and future targets, including those relating to outlook, ﬁnancial goals and targets and capital generation and capital distribution. The information contained in this document reﬂects our current expectations, goals, outlook and targets, which are based on various assumptions, judgments and projections, including non-ﬁnancial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inﬂation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the ﬁnancial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. See also the Risk Factors included in BBVA’s Audit Report in Form 20-F for additional results which could affect our ability to achieve our goals, outlook and targets. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conﬂicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, goals, outlook, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information ﬁled by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information ﬁled with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are ﬁled with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. p. 2

2Q25 EARNINGS Outstanding value creation and proﬁtability PROFITABILITY METRICS TBV + DIVIDENDS 1 (%) (€ / SHARE ) % ROTE +14.6% +2.9 20.4 20.0 19.7 10.13 9.84 8.84 2 2 0.70 0.70 ROE 19.5 9.14 9.43 19.1 18.9 Jun-24 Mar-25 Jun-25 6M24 2024 6M25 TBV / share Dividends / share p. 3 (1) Total number of shares considered: 5,752m as of June ‘24, 5,751m as of March’25 and 5,755m as of June‘25. (2) Gross dividend per share paid in April 2025 of 0.41 € and in October 2024 of 0.29 €.

2Q25 EARNINGS Superb quarter in proﬁt and capital generation even in a much lower rate environment NET ATTRIBUTABLE PROFIT CET1 RATIO (CURRENT €M) (%) % -1.6 +25bps % +1.9% 13.34% 13.09 2,749 2,794 2,698 Target Range % % 11.5 -12.0 SREP Requirement % 9.12 2Q24 1Q25 2Q25 1 Mar-25 Jun-25 EPS (€) 0.47 0.45 0.46 p. 4 Note: 1Q25 and 2Q25 includes Spanish banking tax quarterly accrual of -85 €M and -65 €M respectively. (1) EPS calculated according to IAS33.

2Q25 EARNINGS Excellent track record and increasing proﬁtability NET ATTRIBUTABLE PROFIT PROFITABILITY (CURRENT €M) (ROTE, %) % +9.1% 20.4% 20.2% 19.7 5,447 4,994% 17.0 3,878% 14.7% 14.2 European 2,957 (1) % Peers 12.9% 12.7% 9.9 3M25 6M25 2022 2023 2024 2025 6M22 6M23 6M24 6M25 p. 5 Note: 6M24 includes annual Spanish banking tax of -285 €M. 6M25 includes Spanish banking tax accrual of -150 €M. (1) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG, UBS. UBS excluded in 2023 & 2024.

2Q25 EARNINGS

BBVA

2Q25 key messages

	Key message	Metric	Metric
1	Strong activity drives **Net Interest Income growth**	NET INTEREST INCOME **+11.2%** vs. 2Q24 CONSTANT	TOTAL LOAN GROWTH[1] **+16.0%** vs. Jun 2024 CONSTANT
2	**Excellent fee income** evolution	NET FEES AND COMMISSIONS **+17.7%** vs. 2Q24 CONSTANT	
3	**Positive jaws** and leading efficiency ratio	EFFICIENCY RATIO **37.6%** 6M25	
4	**Asset quality remains stable,** better than expectations	COST OF RISK **1.32%** 6M25	
5	**Sound capital position**, with exceptional quarterly evolution	CET1 RATIO **13.34%** vs. 11.5%-12% TARGET RANGE	
6	**Continued growth** of the underlying business franchises	NEW CUSTOMERS **5.7 million** in 6M25	SUSTAINABLE BUSINESS **€63 billion** in 6M25

(1) Performing loans under management excluding repos.

p. 6

2Q25 EARNINGS 2Q25 Proﬁt & Loss Change Change 2Q25/2Q24 2Q25/1Q25% % 2Q25 BBVA GROUP (€M) const. % const. % Net Interest Income 6,208 11 -4 4 -3 Net Fees and Commissions 1,951 18 0 4 -5 Net Trading Income 484 -49 -57 -42 -49 Other Income & Expenses 67 n.s. n.s. n.s. n.s. Gross Income 8,710 12 -6 2 -7 Operating Expenses -3,224 7 -7 -2 -9 Operating Income 5,485 14 -5 4 -5 Impairment on Financial Assets -1,377 9 -7 8 -1 Provisions and Other Gains and Losses -33 n.s. n.s. 13 13 Income Before Tax 4,076 14 -6 3 -6 Income Tax -1,160 1 -16 -14 -21 Non-controlling Interest -167 63 8 17 -9 Net Attributable Proﬁt 2,749 18 -2 11 2 p. 7

2Q25 EARNINGS 6M25 Proﬁt & Loss Change 6M25/6M24 % BBVA GROUP (€M) 6M25 const. % Net Interest Income 12,607 10 -3 Net Fees and Commissions 4,010 18 4 Net Trading Income 1,431 -13 -24 Other Income & Expenses -15 n.s. n.s. Gross Income 18,034 20 3 Operating Expenses -6,787 10 -1 Operating Income 11,247 26 6 Impairment on Financial Assets -2,761 10 -3 Provisions and Other Gains and Losses -62 n.s. n.s. Income Before Tax 8,424 31 8 Income Tax -2,626 23 4 Non-controlling Interest -351 132 35 Net Attributable Proﬁt 5,447 31 9 p. 8 Note: 6M24 includes annual Spanish banking tax of -285 €M. 6M25 includes Spanish banking tax accrual of -150 €M.

2Q25 EARNINGS Positive growth trend in revenues NET INTEREST INCOME (CONSTANT €M) NET FEES AND COMMISSIONS (CONSTANT €M) % % +11.2 +17.7% +4.1 NII growth driven by Positive fee income % +3.9 strong activity and trend levered on good price payments and asset management management NET TRADING INCOME (CONSTANT €M) GROSS INCOME (CONSTANT €M) % % -48.5 +11.7% % -42.4 Lower contribution of Solid gross income +1.7 NTI mainly due to FX growth mainly due Hedges in the to positive core Corporate Center, revenues especially due to USD depreciation vs. EUR p. 9

2Q25 EARNINGS Loan growth accelerates, absorbing the impact of lower rates and driving core revenues increase TOTAL LOAN GROWTH (YOY, CONSTANT €) TOTAL LOAN GROWTH CORE REVENUES (YOY, CONSTANT €) (CONSTANT €M) BBVA Group % +2.2% +0.6 Spain 16.0% 13.3% % +6.3% +2.4 9.6% Jun-24 Jun-25 2Q24 1Q25 2Q25% +9.6% +1.6 Mexico % % +12.6 +11.7 Jun-24 Jun-25 2Q24 1Q25 2Q25 p. 10

2Q25 EARNINGS Positive jaws and leading efﬁciency ratio POSITIVE JAWS EFFICIENCY RATIO (6M25 YOY, CONSTANT €) (COST-TO-INCOME, % CONSTANT €) -322bps FOOTPRINT 1 INFLATION % % 13.4 +19.6 12M AVERAGE 40.9% 37.6 +10.2 6M24 6M25 Gross Operating Income Expenses p. 11 (1) Weighted by operating expenses and excluding Venezuela.

2Q25 EARNINGS Asset quality remains stable, better than expectations FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (CURRENT €BN) 1,436 1,402 1,311 1,381 1,326 15.4 15.3 14.8 14.3 14.6 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 2Q24 3Q24 4Q24 1Q25 2Q25 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) 82% 81% 80% 75% 75% 1.42% 1.42% 1.43% COVERAGE 1.30% 1.32% 3.3% 3.3% 3.0% 2.9% 2.9 % NPL Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 p. 12

2Q25 EARNINGS Sound capital position, with exceptional quarterly evolution CET1 RATIO (%, BPS) ADDITIONAL POSITIVE +25bps REGULATORY IMPACTS c.+40-50bps in 2H25 -37 bps +69 bps % 13.34 -41 bps % +17 bps 13.09 +17 bps Target Range % % 11.5 -12.0 SREP Requirement % 9.12 1 2 Dividend Mar-25 Results RWAs Others One-offs Jun-25 accrual & AT1 (constant €) coupons (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinﬂationary economies p. 13 registered in results. (2) One-offs derived from a positive regulatory impact partially compensated by higher tax credits.

2Q25 EARNINGS Record customer acquisition driven by digital 1 NEW CUSTOMERS (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) 5.7 5.6 5.4 5.4 4.1 Digital TOTAL 3.4% 66 Digital % 33 Active 2 79.1 M 56.9 M Clients p. 14 (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. (2) Total active clients as of end of Jun’20 and Jun’25.

2Q25 EARNINGS Sustainability as a business opportunity and a growth driver SUSTAINABLE BUSINESS BY CUSTOMER SEGMENT (CHANNELING, € BILLION) (€ BN) 63 YoY 7.5 Sustainable % +48 43 business target % 23.6 +119 2025-29 3.4 Retail % 15.4 Enterprises +53 €700Bn % CIB +34 31.9 23.7 6M24 6M25 Note: Sustainable business channeling is considered to be any mobilization of ﬁnancial ﬂows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards and market standards, existing regulations and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an p. 15 initial stage or at a later time, may not be registered on the balance sheet. To determine the ﬁnancial ﬂows channeled to sustainable business, internal criteria is used based on both internal and external information. Figures exclude BBVA Asset Management and Fundacion Microﬁnanzas BBVA activity.

Business Areas SPAIN MEXICO TURKEY SOUTH AMERICA

2Q25 EARNINGS BUSINESS AREAS

BBVA

Spain

PROFIT & LOSS (€M)

	2Q25	Δ (%) vs. 2Q24	Δ (%) vs. 1Q25	6M25	Δ (%) vs. 6M24
Net Interest Income	1,623	1.7	1.0	3,230	1.5
Net Fees and Commissions	587	3.6	-0.5	1,176	5.2
Net Trading Income	153	-7.9	-38.2	401	5.9
Other Income & Expenses	120	-0.6	34.1	209	n.s.
Gross Income	**2,483**	**1.4**	**-2.0**	**5,016**	**9.2**
Operating Expenses	-754	-7.7	-7.6	-1,570	-3.9
Operating Income	**1,729**	**5.9**	**0.7**	**3,446**	**16.5**
Impairment on Financial Assets	-163	-3.9	17.6	-301	-9.7
Provisions and Other Gains and Losses	-14	-31.8	-44.0	-40	-22.9
Income Before Tax	**1,552**	**7.6**	**-0.1**	**3,105**	**20.7**
Income Tax	-431	12.0	-18.3	-959	19.5
Net Attributable Profit	**1,120**	**6.0**	**9.3**	**2,144**	**21.2**

ACTIVITY (€BN, JUN-25)

LENDING[1]


YoY
+6.3%
185.8
Mortgages 67.4 +1.1%
Consumer + Credit Cards 19.3 +6.8%
Very small businesses 15.5 -0.3%
Mid-size companies 26.2 +9.5%
Corporate + CIB 28.4 +11.6%
Public sector 19.0 +16.0%
Others 10.1 +14.6%

CUST.FUNDS[1]


YoY
+5.1%
333.0
Demand Deposits 192.1 +3.6%
Time Deposits 28.3 -1.8%
Off-BS Funds 112.7 +9.6%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans 4.30 3.85 3.66
Customer spread 3.44 3.19 3.05
Cost of deposits 0.87 0.66 0.60
2Q24 1Q25 2Q25

ASSET QUALITY RATIOS (%)


Coverage 54 61 61
NPL Ratio 3.93 3.51 3.49
CoR (YtD) 0.38 0.30 0.32
2Q24 1Q25 2Q25

- **Strong loan growth** (+2.2% QoQ), specially in Mid-size companies (+3.2% QoQ) and consumer (+2.2% QoQ), adding over a sound 1Q.
- **Remarkable NII growth** (+1.0% QoQ) driven by activity, effective price management, and higher ALCO contribution.
- Operating expenses affected by a one-off related with VAT payment.
- Sound risk metrics, with **CoR at 32 bps, ahead of expectations.**

p. 17

2Q25 EARNINGS BUSINESS AREAS BBVA

Mexico

PROFIT & LOSS (CONSTANT €M)

	2Q25	Δ Constant (%) vs. 2Q24	Δ Constant (%) vs. 1Q25	6M25	Δ Current (%) vs. 6M24	Δ Constant (%) vs. 6M24
Net Interest Income	2,784	10.2	2.1	5,511	-7.7	8.9
Net Fees and Commissions	570	6.8	-0.7	1,144	-9.9	6.3
Net Trading Income	183	16.8	-15.6	400	0.7	18.8
Other Income & Expenses	160	15.6	19.8	293	6.3	25.3
Gross Income	**3,697**	**10.2**	**1.3**	**7,349**	**-7.1**	**9.5**
Operating Expenses	-1,119	8.8	-0.7	-2,247	-6.5	10.2
Operating Income	**2,578**	**10.8**	**2.1**	**5,102**	**-7.4**	**9.2**
Impairment on Financial Assets	-800	17.6	16.7	-1,486	-4.3	12.8
Provisions and Other Gains and Losses	-21	350.5	59.1	-35	101.7	137.8
Income Before Tax	**1,756**	**7.0**	**-3.8**	**3,581**	**-9.1**	**7.2**
Income Tax	-491	12.8	-4.1	-1,003	-7.1	9.6
Net Attributable Profit	**1,265**	**4.9**	**-3.6**	**2,578**	**-9.8**	**6.3**

ACTIVITY (JUN-25; CONSTANT €BN)


LENDING[1]
YoY
89.1
+11.7%
Mortgages 16.9 +8.1%
Consumer 14.2 +14.7%
Credit Cards 9.3 +13.6%
SMEs 6.7 +19.6%
Other Commercial 35.4 +12.6%
Public sector 6.6 +0.9%
CUST.FUNDS[1]
YoY
146.4
+15.0%
Demand Deposits 72.0 +11.8%
Time Deposits 12.8 +20.1%
Off-BS Funds 61.7 +17.8%

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans 14.43 13.67 13.47
Customer spread 11.67 11.00 10.97
Cost of deposits 2.75 2.68 2.50
2Q24 1Q25 2Q25

ASSET QUALITY RATIOS (%)


Coverage 120 129 125
NPL Ratio 2.62 2.41 2.67
CoR (YtD) 3.34 3.05 3.24
2Q24 1Q25 2Q25

- **Solid loan growth** both in retail (+2.9% QoQ), and commercial (+1.1% ex-Fx QoQ), supported by strong new loan origination (+15% YoY in 2Q25).
- **Strong NII increase** (+2.1% QoQ), driven by lending growth.
- **Robust operating income** (+2.1% QoQ), **supported by revenues growth** and **well-contained costs. Outstanding efficiency ratio** at **30.6% 6M25.**
- **Impairments increase** mainly **due to IFRS 9 macro adjustment. CoR stands at 324 bps in 6M25**, below FY guidance.

p. 18

2Q25 EARNINGS BUSINESS AREAS

BBVA

Turkey

PROFIT & LOSS (CURRENT €M)

	2Q25	Δ Current (%) vs. 2Q24	Δ Current (%) vs. 1Q25	6M25	Δ Current (%) vs. 6M24
Net Interest Income	605	84.9	-13.7	1,307	116.0
Net Fees and Commissions	508	5.5	-7.5	1,058	16.9
Net Trading Income	98	-65.8	-21.0	221	-63.2
Other Income & Expenses	-69	-30.8	-35.2	-177	-19.4
Of which:					
Net Monetary Position (NMP) loss	-148	-57.0	-57.4	-496	-44.5
CPI linkers revenues	109	-58.7	-64.9	419	-40.3
Gross Income	**1,142**	**14.8**	**-9.9**	**2,409**	**27.3**
Operating Expenses	-503	8.3	-12.9	-1,080	18.8
Operating Income	**639**	**20.5**	**-7.4**	**1,329**	**35.2**
Impairment on Financial Assets	-173	126.5	-26.2	-407	168.7
Provisions and Other Gains and Losses	13	-72.2	n.s.	11	-87.2
Income Before Tax	**479**	**-4.3**	**5.7**	**932**	**2.0**
Income Tax	-178	-30.2	-32.8	-442	-11.2
Non-controlling Interest	-47	22.9	55.2	-78	20.9
Net Attributable Profit	**254**	**22.4**	**60.6**	**412**	**17.3**

ACTIVITY (JUN-25; CONSTANT €BN; BANK ONLY)

LENDING[2]


38.4
YoY[1]
FC
10.7
+21.3%
+42.2%
TL Commercial
9.1
+19.0%
TL Retail
18.6
+57.1%

CUST.FUNDS[2]


46.3
YoY[1]
+15.9%
FC Time
1.8
+38.1%
FC Demand
14.0
+13.5%
+40.1%
TL Time
25.2
+41.5%
TL Demand
5.2
+33.9%

(1) FC (foreign currency) evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


FC
9.16
7.85
7.90
TL
-0.02
1.46
1.04
2Q24
1Q25
2Q25

ASSET QUALITY RATIOS (%)


Coverage
94
93
86
NPL Ratio
3.34
3.18
3.41
CoR (YtD)
0.84
1.89
1.64
2Q24
1Q25
2Q25

- **Resilient NII,** supported by activity growth despite TL customer spread decline in the quarter due to higher deposit costs.
- **Robust fee growth** led by payments systems, and positive contribution from asset management and insurance business.
- **CoR stood at 164 bps**, benefiting from wholesale provision releases. Retail provisioning needs remain high.
- Disinflationary trend continues to support **Net Profit** as lower inflation **reduces P&L impact from NMP loss.**

Note:Inflation rate: 6.0% in 2Q25 (vs 10.1% in 1Q25). Annual inflation down to 35.05% YoY in 2Q25 (vs 38.1% 1Q25)

p. 19

2Q25 EARNINGS BUSINESS AREAS South America ACTIVITY (JUN-25; CONSTANT €BN) NET ATTRIBUTABLE PROFIT (CURRENT €M) 1 1 LENDING CUST.FUNDS Δ Current (%) Δ Current (%) YoY % 2Q25 vs. 2Q24 vs. 1Q25 6M25 vs. 6M24 +17.9 YoY % +16.4 Colombia 40 9.0 21.7 73 29.4 % Colombia +2.9 % Peru 72 6.4 -14.2 156 41.7 +2.5 Colombia Argentina 41 -41.0 -19.3 91 -11.9 Peru % +7.9 % Peru +3.2 Other ¹ 50 108.2 -2.0 101 115.5 South America 203 2.8 -7.1 421 33.0% +109 % Argentina +184 Argentina % % +6.5 Other +11.3 Other (1) Other includes BBVA Forum (Chile), Venezuela and Uruguay. (1) Performing loans and Cust.Funds under management, excluding repos. KEY RATIOS CUSTOMER SPREAD (%) COST OF RISK (YTD, %) COL ー Net Proﬁt increased, supported by strong NII growth, driven by activity and higher customer spread. Risk metrics continue to improve. COL ー Solid Net Proﬁt in 2Q25 driv PER en by higher NII and lower costs. Impairments increase after provision releases in 1Q25. Underlying asset PER quality trends remain sound. ー Net Proﬁt reached 41 Mn€ in 2Q25, affected b ARG y the FX depreciation. ARG 2Q24 1Q25 2Q25 2Q24 1Q25 2Q25 p. 20 Note: Inﬂation rate ARG: 6.0% in 2Q25 vs 8.5% in 1Q25 and 15.0% in 6M25 (vs 80.0% 6M24).

2Q25 EARNINGS 2Q25 EARNINGS 2025 Outlook Improved Guidance 1 SPAIN MEXICO TURKEY Group Loans: above mid single digit Loans: growth at around 10% Net Proﬁt will stand growth, outperforming the somewhat below €1 NII: growth at high single digit, market billion ROTE below activity NII: slightly positive growth CoR: around 180 bps Expenses: high single digit % Fees: low to mid single digit growth. Efﬁciency at FY24 around 20 growth, subject to market levels SOUTH AMERICA performance CoR: below 350 bps EFFICIENCY RATIO CoR: below 250 bps Expenses: low single digit decline. Efﬁciency at 33% % below 40 CoR below 35 bps Around 13 billion euros expected to be available 2 for distribution in the short term (1) Mexico guidance in constant €. p. 21 p. 21 (2) Pending approval from the governing bodies and subject to mandatory regulatory approvals.

2Q25 EARNINGS Takeaways Outstanding shareholder value Another superb quarter in proﬁt and capital generation creation and proﬁtability metrics Strong core revenues evolution on the Industry leading efﬁciency levels back of activity growth, fully absorbing with clear focus on costs the declining rates in larger markets Continued growth of the underlying Exceptional CET1 capital evolution in franchise with record new customer the quarter with more to come in 2H25 additions and sustainability volumes p. 22

Medium-Term Strategic Objectives

2Q25 EARNINGS MEDIUM - TERM STRA TEGIC OBJECTIVES Our new strategic priorities will strengthen our leadership position Embed a Radical Scale up All Strengthen Client Enterprise Our Empathy, Perspective Segments Succeed as a in All We Do Winning Team Promote a Boost Value and Unlock the Sustainability Capital Potential of as a Growth Creation AI and Engine Mindset Innovation p. 24

MEDIUM - TERM STRA 2Q25 EARNINGS TEGIC OBJECTIVES Main macro assumptions Relative stability around economic growth and inﬂation Global / Nominal credit growth for the industry slightly above GDP growth General In lower-inﬂation geographies, interest rates reach bottom in 2025-26 Depreciation of currencies moderating aligned with inﬂation Economic growth comes down slightly but remains sound, leading to solid activity Spain growth Annual GDP growth recovers but still stays below 2% in 2026-2028 Mexico Gradual decline of inﬂation and interest rates throughout the period Turkey & Argentina Both are expected to exit hyperinﬂation accounting in 2028 p. 25 Note: Additional details on macroeconomic assumptions by country are provided in the Annex.

2Q25 EARNINGS MEDIUM - TERM STRA TEGIC OBJECTIVES What should be highlighted in the new strategic cycle A SIGNIFICANT BOOST IN REVENUE GROWTH AND VALUE CREATION Continued More focus Core Hyper Enterprises market share on fee countries to countries to & CIB improve on their businesses gains due to improve contribution high proﬁtability especially increase in especially in the signiﬁcantly insurance/ asset customer base helped by second part of larger management and on the cycle activity and leveraging transactional better cost cross-border and products of risk sustainability Use of balance sheet rotation Productivity programs as part of capital optimization efforts driven by Next Gen technologies and AI p. 26

MEDIUM - TERM STRA 2Q25 EARNINGS TEGIC OBJECTIVES Group Financial KPIs Goals NET ATTRIBUTABLE ROTE TBV + DIV PER SH C/I RATIO PROFIT (%, CURRENT €) (%, CURRENT €) (%, CURRENT €) (CURRENT €) % % Mid-teens c.22 c.35 c.€48 Bn Cumulative Avg. 2025-2028 CAGR 2024-2028 2028 2025-2028 p. 27

MEDIUM - TERM STRATEGIC OBJECTIVES

BBVA

Business Units Financial KPIs Goals

	Spain	Mexico	Turkey	South America	Rest of Business[1]
Activity Growth (CAGR 24-28, const. €)	Mid-single digit	High-single digit	Above inflation	High teens	High teens
Revenue Growth (CAGR 24-28, const. €)	Low to Mid-single digit	High-single digit	High-teens (current €)	High-single digit (current €)	c.20%
C/I (in 2028, constant €)	low 30's	c.30%	low 30's (current €)	<40% (current €)	<50%
Cost of Risk (Avg. 2025-28 current €)	c.30 bps	c.330 bps	c.200 bps	c.230 bps	c.20 bps
RoRWA (2028, constant €)	c.4%	c.6.5%	>3.5% (current €)	c.3% (current €)	>2%

(1) Mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany)

p. 28

2Q25 EARNINGS MEDIUM - TERM STRA TEGIC OBJECTIVES Strong CET1 generation expected to 1 enable signiﬁcant capital distribution CET1 SOURCES (EURO, BILLIONS) c.€49 Bn 2 EXCESS CET1 ABOVE 12% as of DEC’24 4.5 CET1 GENERATION 2025-2028 39 3 SRTs 2025-2028 5 CET1 USES (EURO, BILLIONS) c.€49 Bn 4 INVESTED FOR GROWTH 13 AVAILABLE FOR DISTRIBUTION €36 Bn ORDINARY DISTRIBUTION (max. 50% payout) 24 2, 5 EXCESS CAPITAL 12 (1) Capital accumulation from 2025-2028 in current €. The use of this capital can extend beyond the indicated period. (2) Includes the 1Bn€ SBB announced in Jan’25 pending to be executed in 2025. p. 29 (3) Total RWAs release of 39Bn€ * 12% (upper part of our target range). (4) RWAs variation *12% (upper part of our target range) (5) Excess capital calculated with a CET1 ratio = 12%. Note: Pending approval from the governing bodies and subject to mandatory regulatory approvals. Estimated ﬁgures 2025-2028.

Annex 1 P&L Accounts by business unit 6 RWAs by business area 2 7 Customer spread by country Book Value of the main subsidiaries 3 8 Stages breakdown by business area MREL 4 9 ALCO portfolio, NII sensitivity and LCRs & NSFRs Digital metrics 5 10 CET1 Sensitivity to market impacts Medium-term strategic plan macro assumptions

1 P&L Accounts by business unit Rest of Business Corporate Center Turkey Argentina Colombia Peru (hyperinﬂation (hyperinﬂation adjustment) adjustment)

2Q25 EARNINGS ANNEX - P&L ACCOUNTS BY BUSINESS UNIT Rest of Business Δ (%) Δ (%) PROFIT & LOSS (€M) 2Q25 6M25 vs. 2Q24 vs. 1Q25 vs. 6M24 Net Interest Income 184 3.4 -3.9 376 12.0 Net Fees and Commissions 140 53.3 2.7 277 54.6 Net Trading Income 69 -8.3 -35.5 176 4.1 Other Income & Expenses 0 -79.7 -74.1 1 -31.6 Gross Income 394 13.7 -9.8 831 21.1 Operating Expenses -198 20.6 -1.3 -398 22.9 Operating Income 196 7.4 -17.0 433 19.4 Impairment on Financial Assets -18 -41.3 -7.1 -37 -20.6 Provisions and Other Gains and Losses -5 178.9 n.s. -2 -20.4 Income Before Tax 173 15.0 -21.3 394 25.7 Income Tax -43 32.0 -8.6 -90 23.6 Net Attributable Proﬁt 130 10.3 -24.8 304 26.3 p. 32

2Q25 EARNINGS ANNEX - P&L ACCOUNTS BY BUSINESS UNIT Corporate Center Δ (%) Δ (%) vs. 2Q24 vs. 1Q25 6M25 vs. 6M24 PROFIT & LOSS (€M) 2Q25 -199 14.5 -100 -8.9 1.9 Net Interest Income -62 57.7 -36 27.9 38.5 Net Fees and Commissions -146 n.s. n.s. -85 68.5 Net Trading Income 62 n.s. 54 n.s. n.s. Other Income & Expenses -229 n.s. n.s. -285 3.8 Gross Income -298 -16.2 -109 -42.3 -42.6 Operating Expenses -338 151.6 37.9 -583 -7.5 Operating Income -2 n.s. -1 -30.9 -14.3 Impairment on Financial Assets 20 -57.1 17 44.1 n.s. Provisions and Other Gains and Losses -322 160.1 32.8 -564 -3.1 Income Before Tax 120 n.s. 193.6 161 267.0 Income Tax -9 284.5 Non-controlling Interest -2 n.s. -67.0 -204 0.8 -2.0 -411 -23.9 Net Attributable Proﬁt p. 33

2Q25 EARNINGS ANNEX - P&L ACCOUNTS BY BUSINESS UNIT Turkey - hyperinﬂation adjustment 6M25 6M25 Hyperinﬂation PROFIT & LOSS (€M) (reported) (1) adjustment (2) Ex.Hyperinﬂation Net Interest Income 1,307 -89 1,396 Net Fees and Commissions 1,058 -82 1,140 Net Trading Income 221 38 183 Other Income & Expenses -177 -700 523 Gross Income 2,409 -832 3,241 Operating Expenses -1,080 25 -1,105 Operating Income 1,329 -807 2,136 Impairment on Financial Assets -407 27 -434 Provisions and Other Gains and Losses 11 -11 22 Income Before Tax 932 -792 1,724 Income Tax -442 66 -508 Non-controlling Interest -78 103 -181 Net Attributable Proﬁt 412 -623 1,035 (1) 6M25 reported ﬁgures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inﬂation rate until end of period, (iii) p. 34 amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate ﬁxing instead of average.

2Q25 EARNINGS ANNEX - P&L ACCOUNTS BY BUSINESS UNIT Argentina - hyperinﬂation adjustment 6M25 6M25 Hyperinﬂation PROFIT & LOSS (€M) (reported) (1) adjustment (2) Ex.Hyperinﬂation Net Interest Income 830 -79 909 Net Fees and Commissions 152 -14 166 Net Trading Income 154 8 146 Other Income & Expenses -345 -199 -146 Gross Income 791 -284 1,075 Operating Expenses -433 19 -452 Operating Income 359 -264 623 Impairment on Financial Assets -129 8 -137 Provisions and Other Gains and Losses -16 1 -17 Income Before Tax 214 -254 468 Income Tax -75 83 -158 Non-controlling Interest -48 58 -106 Net Attributable Proﬁt 91 -114 205 (1) 6M25 reported ﬁgures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inﬂation rate until end of period, (iii) p. 35 amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate ﬁxing instead of average.

2Q25 EARNINGS ANNEX - P&L ACCOUNTS BY BUSINESS UNIT Colombia Δ (%) Δ (%) 6M25 vs. 6M24 vs. 2Q24 vs. 1Q25 2Q25 PROFIT & LOSS (€M CONSTANT) 473 2.2 247 3.2 9.3 Net Interest Income 52 -10.7 26 -16.3 5.8 Net Fees and Commissions 41 -8.3 15 -30.3 -42.0 Net Trading Income -4 10.6 -38.8 -10 86.4 Other Income & Expenses 285 -1.5 5.1 556 -0.8 Gross Income -251 -4.2 -127 0.2 1.8 Operating Expenses 158 -2.9 7.9 305 2.2 Operating Income -98 -13.4 -5.8 -203 -12.3 Impairment on Financial Assets -1 n.s. n.s. -2 18.7 Provisions and Other Gains and Losses 58 18.5 39.6 100 53.3 Income Before Tax -26 92.2 -16 8.4 68.9 Income Tax -1 n.s. Non-controlling Interest-116866 41 22.0 30.5 73 40.1 Net Attributable Proﬁt p. 36

2Q25 EARNINGS ANNEX - P&L ACCOUNTS BY BUSINESS UNIT Peru Δ (%) Δ (%) vs. 2Q24 vs. 1Q25 6M25 vs. 6M24 PROFIT & LOSS (€M CONSTANT) 2Q25 722 0.8 Net Interest Income 362 0.7 0.7 154 -4.3 Net Fees and Commissions 75 -7.6 -6.0 106 -9.0 Net Trading Income 55 -28.7 9.9 Other Income & Expenses -6 -23.6 -24.9 -14 -23.4 487 -4.7 1.0 969 -0.8 Gross Income -366 7.0 Operating Expenses -181 9.9 -1.5 305 -11.6 2.5 603 -5.0 Operating Income -148 -54.6 Impairment on Financial Assets -81 -51.5 21.6 6 -24.1 Provisions and Other Gains and Losses -9 n.s. n.s. 215 11.4 -12.3 461 45.7 Income Before Tax -132 70.5 Income Tax -60 25.9 -15.9 -173 35.1 Non-controlling Interest -80 3.6 -13.1 75 10.0 -8.1 156 40.6 Net Attributable Proﬁt p. 37

2 Customer spread by country

2Q25 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY Customer AVERAGE 2Q24 3Q24 4Q24 1Q25 2Q25 Spain 3.44% 3.39% 3.30% 3.19% 3.05% spreads: Yield on Loans 4.30% 4.25% 4.13% 3.85% 3.66% Cost of Deposits -0.87% -0.86% -0.83% -0.66% -0.60% quarterly Mexico MXN 12.41% 12.48% 12.33% 12.00% 11.96% Yield on Loans 15.44% 15.50% 15.23% 14.99% 14.71% evolution Cost of Deposits -3.03% -3.02% -2.90% -2.99% -2.75% 1 Mexico FC 6.48% 6.12% 5.88% 5.44% 5.25% Yield on Loans 7.24% 7.22% 6.93% 6.23% 6.14% Cost of Deposits -0.76% -1.10% -1.04% -0.79% -0.90% Turkey TL -0.02% -0.33% 0.55% 1.46% 1.04% Yield on Loans 36.86% 38.47% 38.20% 37.76% 37.56% Cost of Deposits -36.88% -38.80% -37.64% -36.30% -36.53% 1 Turkey FC 9.16% 8.84% 8.29% 7.85% 7.90% Yield on Loans 9.32% 9.00% 8.44% 8.13% 8.31% Cost of Deposits -0.16% -0.16% -0.15% -0.28% -0.41% Argentina 30.56% 18.35% 17.01% 17.13% 16.73% Yield on Loans 52.35% 35.14% 32.05% 29.96% 30.98% Cost of Deposits -21.79% -16.80% -15.04% -12.82% -14.25% Colombia 5.39% 5.42% 5.55% 5.31% 5.64% Yield on Loans 13.40% 12.99% 12.52% 12.25% 12.26% Cost of Deposits -8.01% -7.57% -6.97% -6.93% -6.62% Peru 7.19% 6.98% 6.96% 7.24% 7.22% Yield on Loans 9.33% 9.23% 9.09% 9.04% 9.02% Cost of Deposits -2.14% -2.25% -2.14% -1.80% -1.80% p. 39 (1) FC: Foreign Currency.

2Q25 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY Customer AVERAGE 6M24 6M25 Spain 3.44% 3.12% spreads: Yield on Loans 4.33% 3.75% Cost of Deposits -0.89% -0.63% YtD Mexico MXN 12.44% 11.98% Yield on Loans 15.53% 14.85% evolution Cost of Deposits -3.09% -2.87% 1 Mexico FC 6.46% 5.34% Yield on Loans 7.21% 6.19% Cost of Deposits -0.75% -0.84% Turkey TL -0.30% 1.24% Yield on Loans 35.04% 37.66% Cost of Deposits -35.34% -36.42% 1 Turkey FC 9.22% 7.87% Yield on Loans 9.38% 8.23% Cost of Deposits -0.16% -0.36% Argentina 31.33% 16.94% Yield on Loans 61.87% 30.52% Cost of Deposits -30.54% -13.58% Colombia 5.25% 5.48% Yield on Loans 13.58% 12.25% Cost of Deposits -8.33% -6.78% Peru 7.19% 7.23% Yield on Loans 9.43% 9.03% Cost of Deposits -2.24% -1.80% p. 40 (1) FC: Foreign Currency.

3 Stages breakdown by business area

2Q25 EARNINGS ANNEX - STAGES BREAKDOWN BY BUSINESS AREA Stages breakdown by business areas CREDIT RISK BREAKDOWN BY AREA (JUN-25, € M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments Stage 1 456,385 2,423 Stage 1 193,595 485 Stage 1 85,188 1,245 Stage 2 32,727 1,864 Stage 2 14,871 558 Stage 2 6,434 610 Stage 3 14,621 7,572 Stage 3 7,544 3,584 Stage 3 2,518 1,283 TURKEY SOUTH AMERICA Stage 1 57,217 265 Stage 1 45,463 372 Stage 2 5,458 356 Stage 2 4,347 263 Stage 3 2,212 1,286 Stage 3 2,178 1,312 COLOMBIA PERU ARGENTINA Stage 1 14,741 98 Stage 1 18,728 198 Stage 1 7,396 42 Stage 2 1,325 92 Stage 2 2,165 118 Stage 2 537 30 Stage 3 837 519 Stage 3 942 552 Stage 3 224 146 p. 42

4 ALCO portfolio, NII sensitivity and LCRs & NSFRs

2Q25 EARNINGS ANNEX - ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS ALCO Portfolio EURO ALCO PORTFOLIO ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) MATURITY PROFILE (€ BN) Amort Cost Fair Value (HTC) (HTC&S) (duration (€ BN) (€ BN) incl. hedges) JUN-25 South 0.2 6.1 1.6 years America Turkey 5.3 3.0 4.3 years Mexico 5.2 9.8 3.1 years EURO ALCO YIELD 1 Euro 41.4 9.1 3.5 years (JUN-25, %) Spain 30.8 3.3 2.9 4.1 Italy % Rest 7.7 1.7 +3.0 p. 44 (1) Figures exclude SAREB senior bonds (€3.8bn as of Jun-24, €3.6bn as of Mar-25 and Jun-25)

2Q25 EARNINGS ANNEX - ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) EURO BALANCE MEXICO SHEET % % +/-c.4 +/-2.5 SPAIN MEXICO Note: NII sensitivities to parallel interest rates movements as of Jun’25 for Euro balance sheet and May’25 for Mexico, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps p. 45 breakdown: MXN sensitivity +/-1.6%; USD sensitivity +/-0.9%.

2Q25 EARNINGS ANNEX - ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (JUN-25) LCR NSFR Loan To Both LCR and NSFR % % 1 % Total Group 168 / 140 126 Deposit signiﬁcantly above the % % % BBVA, S.A. 94 169 119 100% requirements, at a Group level and in all % % % Mexico 160 132 104 banking subsidiaries 2% % % Turkey 83 144 147 S. America % % % 96 >100 >100 All countries (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 140%. p. 46 (2) Bank-only.

5 CET1 Sensitivity to market impacts

2Q25 EARNINGS ANNEX - CET1 SENSITIVITY TO MARKET IMPACTS 1 CET1 Sensitivity to Market Impacts 2 TO A 10% DECLINE IN TO A 10% CURRENCY DEPRECIATION TELEFONICA’S SHARE PRICE (JUN-25) (JUN-25) MXN TRY USD ー 2 bps ー 9 bpsー 3 bps +12 bps TO +100 BPS MOVEMENT IN TO +100 BPS MOVEMENT IN THE THE SPANISH SOVEREIGN BOND MEXICAN SOVEREIGN BOND (JUN-25) (JUN-25) ー 9 bpsー 6 bps (1) CET1 sensitivity considering the FL capital ratio as of June 30th, 2025 p. 48 (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 2 bps per quarter for MXN and 2 bps per quarter for TRY.

6 RWAs by business area

2Q25 EARNINGS ANNEX - RWAS BY BUSINESS AREA Risk-weighted assets by business area Fully-Loaded RWAs BREAKDOWN BY BUSINESS AREA (€M) Mar-25 Jun-25 Spain 121,219 120,209 Mexico 87,158 88,043 Turkey 65,961 66,645 South America 54,983 52,707 Argentina 11,098 11,352 Chile 2,137 2,022 Colombia 18,788 17,428 Peru 19,285 18,266 Others 3,676 3,640 Rest of business 36,814 38,687 Corporate Center 29,217 20,761 BBVA Group 395,352 387,051 p. 50

7 Book Value of the main subsidiaries

2Q25 EARNINGS ANNEX - BOOK VALUE OF THE MAIN SUBSIDIARIES 1,2 Book Value of the main subsidiaries (€ BN; JUN-25) Δ (%) QoQ % +1.5 Mexico % -2.9 Turkey % -3.1 Colombia % +0.6 Peru % Argentina -12.1% +0.9 Uruguay % -8.1 Chile % +3.8 Venezuela (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value. p. 52 (2) Turkey includes Garanti BBVA subsidiaries.

8 MREL

2Q25 EARNINGS ANNEX - MREL Sound MREL position POSITION AS OF JUN-25 1 (% RWA ) MREL REQUIREMENT + CBR SUBORDINATION REQUIREMENT + CBR % 26.64% 31.55% 26.78% 17.15% 3.65 3 3 CBR % CBR 3.65% 23.13 MREL Subordination % 13.50 2 2 Total Requirement Eligible instruments Total Requirement Eligible instruments M-MDA Buﬀer 477bps (9.6€bn) Subordination Buﬀer 949bps (19€bn) Note: Preliminary Data. (1) Position as of June 2025 as % LRE: MREL 12.03% (vs 8.59% Requirement); Subordination 10.16% (vs 5.66% Requirement). (2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.65%, without prejudice to any other buffer that may apply at any time. Last MREL Requirement was received on June 12th, 2025. M-MDA buffer stands at 344bps (€18.1bn) in LRE. (3) Includes the update of the CCyB and the systemic risk buffer calculated on the basis of exposures as of Mar'25. >80% of MREL eligible with subordination > or = to SNP p. 54

9 Digital metrics

2Q25 EARNINGS ANNEX - DIGITAL METRICS Digital metrics: mobile customers & digital sales MOBILE CUSTOMERS DIGITAL SALES (MILLION CUSTOMERS, %) (% OF TOTAL SALES YTD) Units (# of transactions) 2 PRV 1 CUSTOMER PENETRATION RATE % % % 69.2 72.5 76.4 p. 56 (1) Mobile over total active clients. (2) Product Relative Value as a proxy of lifetime economic representation of units sold.

10 Medium-Term Plan Macro Assumptions

2Q25 EARNINGS ANNEX - MEDIUM-TERM PLAN ASSUMPTIONS Spain Macroeconomic Scenario GDP (Average YoY %) CPI (Average YoY %) FX USD/EUR (Average) FX -7% -1% -1% -1% Depr Euribor 12M (Average %) Policy Rate (EoP %) p. 58

2Q25 EARNINGS ANNEX - MEDIUM-TERM PLAN ASSUMPTIONS Mexico Macroeconomic Scenario FX MXN/EUR (Average) GDP (Average YoY %) CPI (Average YoY %) FX Depr -10% -6% -5% -4% Policy Rate (EoP %) Overnight Interest Rate (Average %) p. 59

2Q25 EARNINGS ANNEX - MEDIUM-TERM PLAN ASSUMPTIONS Turkey Macroeconomic Scenario GDP (Average YoY %) CPI (YoY %) FX TRY/EUR* (EoP) Policy Rate (%) Scenario 1 Scenario 2 Scenario 2 -33% -21% -20% -20% Scenario 1 -33% -16% -15% -15% p. 60 (*) Forecasts were developed at FX levels within the depicted range

2Q25 EARNINGS ANNEX - MEDIUM-TERM PLAN ASSUMPTIONS Colombia Macroeconomic Scenario FX COP/EUR (Average) GDP (Average YoY %) CPI (Average YoY %) FX Depr -6% -7% -5% -4% Policy Rate (EoP %) DTF 90 days (Average %) p. 61

2Q25 EARNINGS ANNEX - MEDIUM-TERM PLAN ASSUMPTIONS Peru Macroeconomic Scenario GDP (Average YoY %) CPI (Average YoY %) FX PEN/EUR (Average) Policy Rate (EoP, %) FX Depr -1% -4% -2% -2% p. 62

2Q25 EARNINGS ANNEX - MEDIUM-TERM PLAN ASSUMPTIONS Argentina Macroeconomic Scenario GDP (Average YoY %) CPI (YoY %) FX ARS/EUR (EoP) FX Depr -33% -17% -8% -8% Badlar (Average %) Policy Rate (EoP %) p. 63

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2025	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting